Mail Stop 4561
Via fax: 402-778-2567

May 20, 2009

Philip G. Heasley
Chief Executive Officer
120 Broadway
Suite 2250
New York, NY 10271

      Re: **ACI Worldwide, Inc.**
              Form 10-K for the Year Ended December 31, 2008
              Filed on March 4, 2009
              Form 10-Q for the Quarter Ended March 31, 2009
              Filed on May 8, 2009
              File No. 000-25346

Dear Mr. Heasley:

       We have reviewed your response letter dated May 8, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 24, 2009.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

1.   We note your response to our prior comment 2 where you indicate in the December 31, 2008 Form 10-K you disclosed that the Company is maturing many

of your retail payment engines inclusive of BASE24, TRANS24-eft, ON/2 OpeN/2 and ASx with the intention of migrating existing customers of these products to the next-generation BASE24-eps solution. Aside from the risk factor disclosures that the Staff referenced in our prior comment, please cite the specific areas of the document where you included this discussion. Also, tell us your consideration to expand your Business section to include a more enhanced discussion regarding the maturity of certain retail payment engine solutions and your migration to the BASE24-eps solution. For instance, at a minimum, tell us how you considered disclosing the announced maturity date of your BASE24 solution. Also, tell us your consideration to disclose the fact that no new functionality will be developed for this product line and that standard support will be discontinued along with the timeline for these events.   We refer you to Item 101(c)(1)(ii) of Regulation S-K.

2.   We note your response to our prior comment 3 where you indicate that the Company believed the IBM Outsourcing Agreement was integral to understanding the results of operations for the comparable periods presented and therefore, you specifically disclosed the transition expenses incurred during fiscal 2008. However, it is still not clear how management considered including a discussion of the fact that this agreement is expected to deliver cost savings of $25 million to $30 million over the course of the contract and is expected to be cash-positive due to an anticipated decrease in capital expenditures. Please explain further your consideration to include a discussion of the anticipated impact of this agreement as a means to provide insight into material opportunities on which management is focused. We refer you to Section III.A of SEC Release No. 33-8350.

Item 9A. Controls and Procedures, page 55

3.   We note that due to inadequate corporate oversight, insufficient local US GAAP knowledge and experience, and insufficient accounting and communication processes, the Company concluded that you had a material weakness in your internal controls over financial reporting related to service and related license revenue arrangements in the Asia Pacific region. Given the nature of these weaknesses, please explain further how you determined that such weaknesses were limited to those areas that resulted in a restatement to the financial statements (revenue recognition). In this regard, tell us how you determined whether other areas may have been impacted by these control weaknesses and how you concluded that there was not at least a reasonable possibility that a material misstatement of the Company's financial statements would not be prevented or detected in a timely manner. We refer you to the definition of material weakness as defined in PCAOB Auditing Standard No. 5.

4.   We also note that at September 30, 2007, the Company identified material weaknesses in internal controls over financial reporting related to revenue recognition, deferred revenues, costs of maintenance and services and other assets. We further note that such weaknesses were the result of insufficient levels of staffing with the necessary knowledge, experience and training as well as inadequate communication processes. Considering the causes of the material weaknesses noted in your December 31, 2008 Form 10-K are similar to those identified in your September 30, 2007 Form 10-K, please explain further how you determined that the material weaknesses identified in fiscal 2007 had been remediated.

5.   We note your disclosures that as a result of this material weakness, the Company restated its March 31, 2008 financial statements to reflect the correction of a material misstatement related to service and licensing revenue and related costs for a software implementation services project that should have been deferred until additional project milestones were achieved. Please tell us why your disclosures do not indicate that you also restated the June 30, 2008 and September 30, 2008 financial statements due to this same weakness.

Part III

Item 11. (Incorporated by Reference From Definitive Proxy Statement filed April 21, 2009)

Compensation Discussion and Analysis, page 17

General

6.   We note your response to prior comment 5. With respect to base salary for your executive officers being "set at or below the median" of the peer group data, it is still unclear to us what you mean by the use of the term "below the median." With respect to your variable cash compensation, please direct us to the proxy statement disclosure that states that the 2008 payout percentages reflect that the compensation was paid out "below the median levels of the Company's peer group." In future filings, please clarify the term "below the median levels."

7.   We note your response to our prior comment 8 states that the "Performance Based table on page 19 of your definitive proxy stated is "intended to disclose whether the respective element of [your] executive compensation programs are intended to qualify as 'performance-based compensation' under Section 162(m) of the Internal Revenue Code. We further note in your response your statement that in recommending salary adjustments for your executive officers, your chief executive officer considers the "performance of a particular executive officer." We have considered your response and it seems that you in fact do take the

individual performance of your executive officers into account in setting compensation. As such we reiterate our position that, to the extent you consider an executive officer's performance, you are required to describe the specific items of performance considered. See Item 402(b)(2)(vii) of Regulation S-K. Please confirm that in future filings you will describe the specific items of individual performance whenever individual performance is considered in setting any element of compensation for your named executive officers.

Part IV

Exhibits, Financial Statement Schedules

Exhibit Index, page 59

8.   We note your response to prior comment 20. As you acknowledge, there is no provision to omit schedules or exhibits to exhibits under Item 601 except under (b)(2) of this item. As such, please refile the IBM agreements with all omitted information.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 69

9.   We note your response to our prior comment 11 and the circumstances in which the Company separately sells software implementation and software modification services. Considering the examples provided all involve sales of additional services to existing arrangements, tell us how you considered TPA 5100.39 in concluding that these represent separate sales and why these separate contracts should not be viewed as one multiple element arrangement. Also, please explain further what you mean by "consistent pricing."

Note 15. Income Tax, page 100

10.   Please explain how pre-tax foreign losses of $(1,720) for fiscal 2008 resulted in a foreign tax provision of $6,720. In this regard, we note your disclosure on page 38 where you indicate that the Company's effective tax rate was impacted by your inability to recognize income tax benefits during the period resulting from losses sustained in certain tax jurisdictions where the future utilization of the losses are uncertain. Please explain (and quantify) how the inability to recognize such tax benefits impacted your foreign tax provision and tell us how this impact is reflected in the tables in Note 15 (i.e. the reconciliation of the statutory to effective tax rate and the schedule of deferred tax assets and liabilities). In addition, tell us why the foreign tax credits decreased from $13,925 at December

31, 2007 to $1,603 at December 31, 2008 and tell us whether this decrease had any impact on the Company's 2008 tax provision.

Form 10-Q for the Quarter Ended March 31, 2009

Consolidated Statements of Operations, page 4

11.   We note your disclosures in footnote (1) to the consolidated statements of operations where you indicate that cost of maintenance and services excludes charges for depreciation. Please tell us why you did not include similar disclosures with regards to cost of software license fees. We refer you to SAB Topic 11.B.

Note 7. Fair Value of Financial and Non-financial Instruments, page 14

12.   We note that effective January 1, 2009, the Company adopted SFAS 157 for your non-financial assets and non-financial liabilities. Please tell us your consideration to include the disclosure requirements of paragraph 33(d) of SFAS 157 pursuant to paragraph 39.

Item 4. Controls and Procedures, page 37

13.   We note that your CEO and CFO performed an evaluation of the effectiveness of your disclosure controls and procedures as of March 31, 2009. While we further note that the Company evaluated the effectiveness of your internal controls as of the same date and concluded that the material weakness identified in fiscal 2008 was not remediated as of March 31, 2009, it does not appear that your certifying officers have reached a conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures as of March 31, 2009.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Philip G. Heasley
ACI Worldwide, Inc.
May 20, 2009
Page 6

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara Jacobs, Assistant Director at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief